FILED BY SERENA SOFTWARE, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14d-2 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MERANT PLC

MERANT PLC COMMISSION FILE NO. 000-19696

S-4 REGISTRATION STATEMENT FILE NO. 333-113405

RNS – SERENA Software, Inc. Offer Update

Not for release, publication or distribution in or into Australia, Canada or Japan

For immediate release	26 April 2004

Recommended Cash and Share Offer

by

SERENA Software, Inc.

and by

Lehman Brothers

on its behalf

(outside the United States)

for

the entire issued and to be issued share capital of

Merant plc

Offer declared unconditional in all respects and application for delisting commenced

SERENA Software, Inc. (“SERENA”) announces that as at 3.00 p.m. (London time), 10.00 a.m. (New York City time) on Friday 23 April 2004 valid acceptances of the Offer had been received in respect of a total of 85,654,334 Merant shares (including valid acceptances in respect of Merant ADSs), representing approximately 79.3 per cent. of the issued share capital of Merant. SERENA also announces that it has reduced the number of acceptances required to fulfil the acceptance condition from 90 per cent. to 75 per cent. and is therefore pleased to announce that all conditions relating to the Offer, as set out in the offer document dated 18 March 2004, have now been satisfied or waived. Accordingly the Offer has been declared unconditional in all respects.

The Offer will remain open for acceptance for a subsequent offer period until further notice. Merant securityholders will not have withdrawal rights during the subsequent offer period. Merant securityholders are however reminded that the mix and match election remains open only until 3.00 p.m. (London time), 10.00 a.m. (New York City time) on Wednesday 28 April 2004 and no mix and match election received after this date will be valid.

SERENA received irrevocable undertakings from the directors of Merant and Merant Trustees Limited to accept the Offer in respect of a total of 7,796,877 Merant shares representing approximately 7.2 per cent. of Merant’s existing issued share capital. Valid acceptances have been received in respect of 7,791,877 of the shares that were subject to these irrevocable undertakings, all of which are included in the total of valid acceptances received on 23 April 2004.

SERENA did not hold any Merant shares before the announcement of the Offer and, other than as disclosed above, has not acquired any Merant shares or rights over Merant shares.

SERENA intends to procure that Merant applies, as soon as practicable, for the removal of Merant shares from the Official List of the UK Listing Authority and for the cancellation of trading in Merant shares on the London Stock Exchange’s market for listed securities. It is anticipated that such cancellation of listing and trading will take effect no earlier than 8.00 a.m. on Tuesday 25 May, being the twentieth business day following the date of this announcement. SERENA also intends to procure that Merant applies, as soon as practicable, for the delisting of the Merant ADSs and Merant shares from Nasdaq. Cancellation of the listing of the Merant ADSs and Merant shares from Nasdaq could take place earlier than the cancellation of the listing and trading of the Merant shares from the Official List and the London Stock Exchange, respectively. When SERENA has acquired or contracted to acquire at least 90 per cent. in nominal value of the Merant shares (including Merant shares represented by Merant ADSs) to which the offer relates, SERENA intends to implement the procedures set out in sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding Merant securities.

Merant securityholders who have not yet accepted the Offer and who wish to do so are reminded to complete the appropriate acceptance procedures so as to be received as soon as possible. The Offer remains subject to the terms set out in the Offer Document.

Enquiries:

SERENA Software, Inc.
Mark Woodward	Tel: +1 (650) 522 6531
Robert Pender	Tel: +1 (650) 522 6604

Lehman Brothers
Keith Jue	Tel: + 1 (650) 289 6000
Eric Wagner

Chris Nicholls	Tel: + 44 (0) 20 7102 1000
James Rushton

Terms defined in the Offer Document have the same meaning in this announcement.

Lehman Brothers, which is regulated in the UK by the Financial Services Authority, is acting for SERENA in connection with the Offer and no one else and will not be responsible to anyone other than SERENA for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Offer.

The SERENA Directors accept responsibility for the information contained in this announcement which relates to the SERENA Group and the SERENA Directors. To the best of the knowledge and belief of the SERENA Directors (who have taken all reasonable care to ensure that such is the case) such information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer or an invitation to purchase nor a solicitation of an offer or an invitation to sell any securities. The availability of the Offer to persons not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States, or who are subject to the laws of any jurisdiction other than the United Kingdom or the United States, should inform themselves about, and observe any applicable requirements.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

SERENA has filed a Registration Statement on Form S-4 relating to the Offer. SERENA has also filed a Tender Offer Statement and other related documentation and Merant has filed a Solicitation/Recommendation Statement with the SEC. Free copies of these documents are available on the SEC’s web site at www.sec.gov. The Registration Statement and the Tender Offer Statement may also be obtained at no charge from SERENA at 2755 Campus Drive, 3rd Floor, San Mateo, CA 94403-2538, USA and the Solicitation/Recommendation Statement may be obtained at no charge from Merant at 3445 NW 211th Terrace, Hillsboro, OR 97124, USA. Merant Securityholders are urged to read the Registration Statement, Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation as they contain important information.